

August 12, 2010

<u>Via U.S. Mail and Fax (604) 685-3764</u>
Mr. Alan D. Campbell
Chief Financial Officer
Amador Gold Corp.
711-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B 1N2

> **Re:** **Amador Gold Corp.**
> **Form 20-F for Fiscal Year ended October 31, 2009**
> **Filed April 29, 2010**
> **File No. 000-50422**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended October 31, 2009

Item 4. Information on the Company

D. Property, Plant, and Equipment, page 16

1.   We note you use the terms such as grab samples, yields up to, as high as, and assay ranges in your discussions of the assay results in numerous location in this filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

2.   Please tell us about your exploration plans for your groups of properties by discussing the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Loveland Property Group, Ontario page 26

B. Loveland 2 Property, page 27

3.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

4.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that you cannot confirm that such information is in compliance with NI 43-101, you may need to remove disclosure of the related estimates. It is our understanding NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the discloser:

- identifies the source and state of the historical estimate;

- comments on the relevance and reliability of the historical estimate;

- states whether the historical estimate uses categories other than those prescribed by NI 43-101; and

- includes any more recent estimates or data available.

        Please advise or revise.

Financial Statements

Note 7 – Commitments, page F-31

5.   We note that your shareholders approved a Plan of Arrangement on September 21, 2006 to reorganize and spin-off some of your diamond properties, although the effective date of the Arrangement has not been determined. Please tell us the status of this spin-off, reasons for the delay, and your rationale in structuring this transaction.

We note your disclosure stating that as part of the reorganization and share redemption, Amador will transfer to Diamondcorp certain "mineral properties and related obligations…in consideration for a corresponding number of Diamondcorp shares issued at fair value." Describe in detail how this property transfer will be carried out. Also, tell us how you plan to "fair value" the Diamondcorp shares to be received.

Note 12 – Differences between Canadian and United States GAAP, page F-36

a) Mineral property exploration and development, page F-36

6.   We note your disclosure stating that "[u]nder US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located." The policy that you describe is not correct.

Under U.S. GAAP, it is important to distinguish between exploration and development costs, and to ensure correlation of these terms with your reserve findings. For example, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should always be expensed as incurred. In contrast, the costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves and preparing the mine for production, and should ordinarily be capitalized and periodically tested for impairment. The costs of acquiring mineral interests are also capitalized under U.S. GAAP.

An enterprise would be in the exploration stage until it has established reserves as defined in Industry Guide 7. Once it has established reserves and until those reserves are being produced it would be in the development stage. Please revise your disclosure and accounting for U.S. GAAP purposes as necessary to conform to the guidance above.

Reconciling Consolidated Statements of Cash Flows, page F-37

7.   The amount of cash flows shown in your table as investing activities under Canadian GAAP ($2,782,107) does not tie to the amount shown in your consolidated statements of cash flows ($2,581,557) at page F-5. Please resolve this discrepancy.

Reconciling Consolidated Balance Sheets, page F-37

8.   We note from your reconciliation of your mineral properties to U.S. GAAP that you have expensed $15,564,018 of mineral property expenditures since inception. Based on your schedule of mineral property expenditures on page F-44, it appears that $3,957,509 of acquisition costs were included in the $15,564,018 reconciling total.

The costs of acquiring interests in mineral properties and mineral rights (as defined in ASC 930-360-20), also meeting the definition of identifiable assets (as defined in ASC 805-20-20), generally need to be capitalized to comply with U.S. GAAP, even when you are in the exploration stage. However, such costs would be subject to impairment testing pursuant to the guidance in ASC 360-10-35-15 through 35-36 and ASC 930-360-35.

Please revise your U.S. GAAP policy, reconciliation schedules, and any related disclosures as necessary to comply with this guidance. Any cash flows that pertain to acquisition of mineral properties and mineral rights that were reported as operating cash flows would also need to be reclassified as investing cash flows for U.S. GAAP.

Please disclose details about your assumptions and the conclusions you have reached from your U.S. GAAP impairment testing; this information should be substantiated based on information available as of each historical balance sheet date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief